SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57


                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                                EnergyWorks, LLC
                             EnergyWorks (C.I.), LLC
                           EnergyWorks do Brasil Ltda.
                   New IndoPower Investment Company Pte. Ltd.
                            PT EnergyWorks Indonesia
                           New IndiaPower Company One
                           New IndiaPower Company Two
                       EnergyWorks India Company Pvt. Ltd.
                         Electrificadora Ecologica, S.A.
                       Molinos de Viento del Arenal, S.A.
                               Casa Palermo, S.A.
                                AeroEnergia, S.A.
                      (Names of foreign utility companies)

                                       by

                                   PacifiCorp
                            (Name of filing Company)

                               700 N.E. Multnomah
                               Portland, OR 97232
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     PacifiCorp, an Oregon corporations ("PacifiCorp"), hereby files with the
Securities and Exchange Commission (the "Commission"), pursuant to section 33 of the Public Utility Holding Company Act of 1935 (the "Act") and Rule 57 of the implementing regulations thereunder, 17 C.F.R. ss. 250.57 (1994), this Form U-57 for the purpose of notifying the Commission that each of the following entities is or will be a foreign utility company under the Act: EnergyWorks, LLC; EnergyWorks (C.I.), LLC; EnergyWorks do Brasil Ltda.; New IndoPower Investment Company Pte. Ltd.; PT EnergyWorks Indonesia; New IndiaPower Company One; New IndiaPower Company Two; EnergyWorks India Company Pvt. Ltd.; Electrificadora Ecologica, S.A.; Molinos de Viento del Arenal, S.A.; Casa Palermo, S.A.; AeroEnergia, S.A..

     None of the foreign utility companies identified in this Form U-57 derives or will derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light, or power) within the United States. None of the foreign utility companies identified in this Form U-57, nor any subsidiary company of any such company, is or will be a public utility operating within the United States.

Item 1

a. Name and business address of the entities claiming foreign utility company status:

     EnergyWorks, LLC                         EnergyWorks (C.I.), LLC
     c/o Jeffrey W. Eckel                     c/o Jeffrey W. Eckel
     8201 Corporate Drive, Suite 1250         Ugland House
     Landover, MD 20785                       South Church Street
                                              Grand Cayman
                                              Cayman Islands

     EnergyWorks do Brasil Ltda.              New IndoPower Investment
     c/o Luiz Fernando Mendes                 Company Pte. Ltd.
     Alameda Santo 745                        c/o Jeffrey W. Eckel
     Conj. 31                                 95 South Bridge Road
     Sao Paulo, SP                            #10-10 Pidemco Center
     CEP 01419-001                            Singapore
                                              058717

     PT EnergyWorks Indonesia                 New IndiaPower Company One/
     c/o Richard Chow                         New IndiaPower Company Two
     Graha Paramita                           c/o Jeffrey W. Eckel
     10th Floor Unit E                        608 St. James Court
     JI Denpasar Raya, Blok D-2               St. Denis Street
     Kuningan, Jakarta 12940                  Port Louis
     Indonesia                                Mauritius


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     EnergyWorks India Company Pvt. Ltd.      Electrificadora Ecologica, S.A.
     c/o Sunil Shah Singh                     c/o Jeffrey W. Eckel
     Century Centre, 3rd Floor                8201 Corporate Drive, Suite 1250
     39 TTK Road India                        Landover, MD 20785
     Alwarpet
     Chennai 600 018
     India

     Molinos de Viento del Arenal, S.A.       Casa Palermo, S.A.
     c/o Jeffrey W. Eckel                     c/o Jeffrey W. Eckel
     8201 Corporate Drive, Suite 1250         8201 Corporate Drive, Suite 1250
     Landover, MD 20785                       Landover, MD 20785

     AeroEnergia, S.A.
     c/o Jeffrey W. Eckel
     8201 Corporate Drive, Suite 1250
     Landover, MD 20785


b. Description of the facilities used for the generation, transmission, and distribution of electric energy for sale:

     None of the foreign utility companies identified in the Notice currently owns or operates facilities used for the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light or power.

     PacifiCorp anticipates that the following electric power generation projects will be developed or acquired in 1998:

     (i) Brazil Projects (Jacarei and Pacatuba): EnergyWorks do Brasil Ltda., a limited liability company organized under the laws of Brasil, will construct cogeneration power assets of 8 MW of electricity and 30 metric tons of steam for the Kaiser brewing company facility located in Jacarei, State of Sao Paulo and 5 MW of electricity and 15 metric tons of steam at the Kaiser brewing facility to be constructed in Pacatuba, State of Ceara. Both power plants will be "inside-the-fence" and excess power, if any, may be sold to the local public utility.

     (ii) Indonesia Project: PT EnergyWorks Indonesia intends to acquire up to 12 MW of electricity generating assets owned by the Citraland/Grogol Mal, located in Jakarta, Indonesia and supply chilled water for air conditioning distributed to the hotel, common area and businesses located inside the complex. The acquisition will be done through a new company to be owned 70% by an EnergyWorks affiliate and 30% by the public utility in Indonesia known as "PLN."

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     An amended Notice or additional Notices will be filed as necessary when these or other projects are completed.


c. Persons Holding Five Percent or More of Any Class of Voting Securities of the Foreign Utility Company and Amount and Nature of the Interest:

     EnergyWorks, LLC is a Delaware limited liability company. Bechtel New Energy Enterprises, Inc., a Delaware corporation, holds a 50% interest in EnergyWorks, LLC. New Energy Holdings I, an Oregon corporation, holds the remaining 50% interest in EnergyWorks, LLC. PacifiCorp, an Oregon corporation, holds a 100% interest in New Energy Holdings I through its wholly-owned subsidiary PacifiCorp Holdings, Inc., a Delaware corporation.

     EnergyWorks (C.I.), LLC is a Cayman Islands limited life company. BEn EW International (Cayman Islands), Ltd., a direct wholly-owned subsidiary of Bechtel New Energy Enterprises, Inc., holds a 50% interest in EnergyWorks (C.I.), LLC. EnergyWorks Holding I (Cayman Islands), a direct wholly-owned subsidiary of New Energy Holdings I, holds the remaining 50% interest in EnergyWorks (C.I.), LLC.

     EnergyWorks do Brasil Ltda. is a Brazilian limited liability company. EnergyWorks (C.I.), LLC holds a 99.9% interest in EnergyWorks do Brasil Ltda.

     New IndoPower Investment Company Pte. Ltd. is a Singaporean limited company. EnergyWorks (C.I.), LLC holds a 100% interest in New IndoPower Investment Company Pte. Ltd.

     PT EnergyWorks Indonesia is an Indonesian company. New IndoPower Investment Company Pte, Ltd. holds a 99.9995% interest in PT EnergyWorks Indonesia.

     New IndiaPower Company One is a Mauritian company. EnergyWorks (C.I.), LLC holds a 99% interest in New IndiaPower Company One.

     New IndiaPower Company Two is a Mauritian company. EnergyWorks (C.I.), LLC holds a 99% interest in New IndiaPower Company Two.

     EnergyWorks India Company Pvt. Ltd. is an Indian limited company. New IndiaPower Company One holds a 99.99% interest in EnergyWorks India Company Pvt. Ltd.

     Electrificadora Ecologica, S.A. is a Costa Rican company. EnergyWorks (C.I.), LLC holds a 65% interest in Electrificadora Ecologica, S.A. The remaining 35% interest in Electrificadora Ecologica, S.A. is held by New World Power Corporation.

     Molinos de Viento del Arenal, S.A. is a Costa Rican company.
Electrificadora Ecologica, S.A. holds a 65% interest in Molinos de Viento del Arenal, S.A. The remaining 35% interest in Molinos de Viento del Arenal, S.A. is held by two Costa Rican citizens: Carlos Oreanuno and Victor Garita.

     Casa Palermo, S.A. is a Costa Rican company. EnergyWorks (C.I.), LLC holds a 100% interest in Casa Palermo, S.A.

     AeroEnergia is a Costa Rican company. Casa Palermo holds a 49% interest in AeroEnergia. The remaining 51% is held by two Costa Rican citizens: Samuel Viroslav and Solomon Lechtman.

Item 2

     PacifiCorp, an Oregon corporation, is the only domestic associate public utility company of the foreign utility companies identified in this Notice. PacifiCorp is not owned by a holding company. Exhibit B is an Organization Chart showing the principal ownership and relationships of the foreign utility companies identified in this Notice. PacifiCorp holds its ownership interest in New Energy Holdings I through its wholly-owned subsidiary PacifiCorp Holdings, Inc.

     The purchase prices PacifiCorp anticipates paying, through one or more subsidiaries, for its interests in the Brazilian cogeneration projects described in Item 1.b of this Notice are: for the Jacarei Project, approximately $2,494,500, which represents its equity share of an estimated project cost of $14,900,000; and for the Pacatuba Project, approximately $1,697,000, which represents its equity share of an estimated project cost of $8,578,000. In addition, PacifiCorp anticipates paying, through one or more subsidiaries, approximately $1,596,125 in arrangement fees, legal fees and miscellaneous fees and costs for both projects, which represents a 50 percent share of estimated fees and costs of $3,192,250.

     PacifiCorp anticipates paying, through one or more subsidiaries, approximately $2,500,000 for its equity share of EnergyWorks' interest in the Indonesia Project described in Item 1.b of this Notice.

Exhibit A

     State certifications required under section 33(a)(2) of the Act have been filed with the Commission by the California Public Utilities Commission, the Idaho Public Utilities Commission, the Public Utility Commission of Oregon, the Montana Public Service Commission, the Public Service Commission of Utah, the Washington Utilities and Transportation Commission, and the Wyoming Public Service Commission. These state certifications are incorporated by reference.

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                                     Notices

     Communications regarding this Form U-57 should be directed to:

     William E. Peressini, Treasurer            James F. Fell
     PacifiCorp                                 Stoel Rives LLP
     700 N.E. Multnomah                         900 S.W. Fifth Ave., Suite 2300
     Portland, OR 97232                                  Portland, OR  97204
     Tele:    (503) 731-2044                    Tele:    (503) 294-2343
     Fax:     (503) 731-2027                    Fax:     (503) 220-2480

     EnergyWorks, L.L.C.
     c/o Jeffrey W. Eckel
     8201 Corporate Drive, Suite 1250
     Landover, MD  20785
     Tele:  (301) 918-7373
     Fax:   (301) 459-2842

                                    Signature

     The undersigned company has duly caused this statement to be signed on its behalf by the undesigned officer thereunto duly authorized.

                                   PACIFICORP


                                   By: /s/ William E. Peressini
                                      -----------------------------------------
                                      William E. Peressini
                                      Treasurer


Dated: December 12, 1997
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                                                             PacifiCorp
                                                              Form U-57
                                                              Exhibit B
                                                         Organization Chart



                         Bechtel                                                         PacifiCorp
                            |                                                                |
                            |                                                                |
                            |                                                            PacifiCorp
                            |                                                          Holdings, Inc.
                            |                                                            (Delaware)
                            |                                                                |
                            |                                                                |
                       Bechtel New                                                       New Energy
                   Energy Enterprises, ------------------------------------------------- Holdings I
                     Inc. (Delaware)                          |                           (Oregon)
                            |                                 |                              |
                            |                                 |                              |
---------------------------------------------------- EnergyWorks, L.L.C.                     |
|                           |                             (Delaware)                         |
|                           |                                                                |
|                        BEn EW    50%                                               50%     |
|                    International ----------------------------------------------------- EnergyWorks
|                    (Cayman), Ltd.                           |                           Holdings I
|                                                             |                        (Cayman Islands)
|                                                             |
|                                                        EnergyWorks
|                                                        (C.I.), LLC
|                                                      (Cayman Islands)
|                                                             |
|                     --------------------------------------------------------------------------------------------------
|                     | 99%                       |            |       |                   |                           |
|          -----------------------                |            |       | 100%              |                           |
|          |                     |                |            |      New                  | 100%                      | 65%
|         New                  New                |            |   IndoPower             Casa                       ELECSA
| 1%   IndiaPower           IndiaPower            |            |   Investment           Palermo                  (Costa Rica)
|-----  Company              Company              |            |    Company          (Costa Rica)                      |
|         One                  Two                |            |   Pte. Ltd.               |                           |
|     (Mauritius)          (Mauritius)            |            |  (Singapore)              | 49%                       | 65%
|          |                    |                 |            |       |              AeroEnergia                   MOVASA
|          | 99.99%             | 0.01%           |            |       |             (Costa Rica)                (Costa Rica)
|          ----------------------                 |    0.0005% |       | 99.9995%
|                    |                            |            ---------
|              EnergyWorks                        |         PT EnergyWorks
|             India Company                       |           Indonesia
|            Pvt. Ltd. (India)                    |          (Indonesia)
|                                                 | 99.9%
|                                             EnergyWorks
---------------------------------------------  do Brasil
                                         0.1%
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